FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica –TEF - Presidents Appointment	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (hereinafter “Telefónica”), as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefonica’s Board of Directors, at its meeting held today, has agreed to appoint Mr. José María Álvarez-Pallete López as Chairman of the Board of Directors and of the Executive Commission, replacing Mr. César Alierta Izuel, who will remain in the Board of Directors of the Company as a member, although he will not remain as member of the Executive Committee. Moreover Mr. César Alierta maintains his position as Executive Chairman of Fundación Telefónica.

The Board of Directors has appreciated Mr. Alierta for his extraordinary effort and commitment and the excellent services provided during his tenure as Executive Chairman of the Telefónica.

See attached Press Release.

Madrid, April 8, 2016.

Gran Vía, 28 - 9ª Planta - 28013 Madrid

NOTA DE PRENSA

As proposed by the previous Executive Chairman, César Alierta, who maintains his connection to the Group as Executive Chairman of Telefónica Foundation and member of the Board of Directors of Telefónica

THE BOARD OF DIRECTORS OF TELEFÓNICA APPROVES THE APPOINTMENT OF JOSÉ MARÍA ÁLVAREZ-PALLETE AS EXECUTIVE CHAIRMAN

•	In his first intervention as Chairman, José María Álvarez-Pallete ratified his commitment, and that of the Board of Directors, to the growth objectives announced by the company in February, which include maintaining an attractive remuneration policy with a dividend of 0.75 Euro per share for 2016.

Madrid, April 8, 2016.- In a meeting held this morning, the Telefónica Board of Directors have unanimously approved the appointment of José María Álvarez-Pallete as Executive Chairman of the Company and Chairman of the Board of Directors and of the Executive Commission.

During his first intervention as Chairman of the Board, Álvarez-Pallete ratified Telefónica’s growth strategy and both the commercial and financial goals as were outlined during the month of February. These include a firm commitment to the Company’s shareholders by way of an attractive remuneration policy, which in 2016 includes the payment of a dividend equal to 0.75 Euro per share.

José María Álvarez-Pallete steps-in as Executive Chairman of Telefónica following 17 years in several top executive positions ranging from Chief Financial Officer to COO of Telefónica S.A. and including the Executive Chairmanship of Telefónica Latin America and Telefónica Europe (including Spain).

In the words of his predecessor, César Alierta – to whom the Board of Directors and its new Chairman have thanked for his leadership and vision which have positioned Telefónica among the sector´s global leading companies - José María Álvarez-Pallete is the best-prepared and most valuable executive to face the newest challenges of the digital market.

And he will do just that with a renewed Board, following the voluntary resignation of four of its members with a long history on the Company’s main management body: Fernando de Almansa, Carlos Colomer, Santiago Fernández-Valbuena y Alfonso Ferrari. All of them have received the recognition and high praise for their contributions and the independence that informed their actions, which have always fostered constructive discussion.

Four new Independent Directors -nominated by co-optation by the Nominating, Compensation and Corporate Governance Committee and proposed for ratification to the General Shareholders Meeting- will join the Telefónica Board:

•	Ignacio Cirac: Physicist and one of the leading authorities on Quantum Optics. Cirac is the Managing Director of the MAX PLANCK INSTITUTE for QUANTENOPTIK in Munich and a member of relevant Science and Quantum Advisory Boards, such as those of Russia, Tsinghua University (China), the Spanish National Research Council and the Visiting Committee of the M.I.T. (Massachusetts Institute of Technology).

•	Javier Echenique was General Manager of the BBVA Group, Board Member and General Manager of ALLIANZ-ERCOS and a member of numerous Boards of Directors, including TELEFÓNICA’s. Javier is currently the Vice-chairman of BANCO SABADELL and a Board Member of REPSOL, ACS, ENCE and Telefónica Móviles México.

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•	Sabina Fluxà, co-Executive Vice-president and CEO of the Iberostar Group, founded by her father Miguel FLUXÀ. Sabina is a Board Member of ACS, a member of BBVA’s Regional Advisory Council and a Trustee of the IBEROSTAR, ENDEAVOR and ACS Foundations.

•	Peter Löscher has been President and CEO of the German SIEMENS Group, CEO of GENERAL ELECTRIC HEALTHCARE and President of HOECHST in Spain. Peter is currently the Chairman of SULZER A.G., Vice-chairman of RENOVA MANAGEMENT A.G. and a member of DEUTSCHE BANK’s Advisory Board.

At the helm of the Board, José María Álvarez-Pallete takes on the challenge of capturing the full potential offered by the digital revolution to make Telefónica the leading Onlife Telco worldwide.

(*)	Attached composition of the Board of Directors and CV

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COMPOSITION OF THE BOARD OF DIRECTORS OF

TELEFÓNICA, S.A.

EXECUTIVE CHAIRMAN

Mr. José María ÁLVAREZ-PALLETE LÓPEZ

VICE-CHAIRMEN

Mr. Isidro FAINÉ CASAS

Mr. José María ABRIL PÉREZ

Mr. Julio LINARES LÓPEZ

DIRECTORS

Mr. César ALIERTA IZUEL

Ms. Mª. Eva CASTILLO SANZ

Mr. Juan Ignacio CIRAC SASTURAIN

Mr. José Javier ECHENIQUE LANDIRIBAR

Mr. Peter ERSKINE

Ms. Sabina FLUXÀ THIENEMANN

Mr. Luiz Fernando FURLÁN

Mr. Gonzalo HINOJOSA FERNÁNDEZ DE ANGULO

Mr. Pablo ISLA ÁLVAREZ DE TEJERA

Mr. Peter LÖSCHER

Mr. Antonio MASSANELL LAVILLA

Mr. Ignacio MORENO MARTÍNEZ

Mr. Francisco Javier DE PAZ MANCHO

Mr. Wang XIAOCHU

SECRETARY (No Director)

Mr. Ramiro SÁNCHEZ DE LERÍN GARCÍA-OVIES

VICESECRETARY (No Director)

Ms. Mª Luz MEDRANO ARANGUREN

LEAD INDEPENDENT DIRECTOR

Mr. Francisco Javier DE PAZ MANCHO

Mr. José María Álvarez-Pallete López

Executive Chairman, Telefónica S.A.

Born in Madrid, 1963.

Mr. Álvarez-Pallete has a degree in Economics from the Complutense University of Madrid. He also studied Economics at the Free University of Brussels, in Belgium, and holds an international Management Programme from IPADE and an Advance Research Degree from the Complutense University of Madrid.

In February 1999 he joined the Telefónica Group as a General Manager of Finance for Telefónica Internacional, S.A. In September of the same year it was given the post of General Manager of Corporate Finance in Telefónica, S.A. In July 2002 he was appointed Chairman and CEO of Telefónica Internacional, S.A. In July 2006, Managing Director of Telefónica Latin America and Chairman in Mach 2009, CEO of Telefónica Latin America, and in September 2011 Chairman and CEO Telefonica Europe. In September 2012 he was appointed Chief Operating Officer of Telefónica, S.A.

Since April 8, 2016 he is Executive Chairman of Telefónica S.A and Member of the Board of Telefónica, S.A., position that holds since July 2006.

He began his professional career with Auditors Arthur Young in 1987, before joining Benito & Monjardín / Kidder, Peabody & Co. in 1988. In 1995, he joined the Valencian Company of Cementos Portland (Cemex) as head of the Investor Relations and Studies Department. In 1996, he was promoted to Financial Manager for Spain and in 1998, to General Manager for Administration and Finance responsible for the Cemex Group´s interests in Indonesia and member of the Board of Cemex Asia, Ltd.

In 2001, he won the “CFO Europe Best Practice” Award in the category of Mergers and Acquisitions 2000 by the CFO Europe Magazine. He is also Honorific Member of Carlos III Foundation Latin-American Forum since April 2003 and in July 2007, he won the “Forum de Alta Dirección” Golden Master. In 2011, he was awarded as the Best Business Leader 2011 by “El Economista” In 2013, he received the Award of Excellence 2013 for his contribution to development of telecommunications, awarded by the Association of Telecommunication Technical Engineers. He received the Medalla Sorolla 2014 by The Hispanic Society of America. He was recognized by the magazine Latin Trade as Innovative Corporate Leader of the Year in 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 8, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors